August 20, 2009



Securities and Exchange Commission		VIA EDGAR and  FEDEX
Division of Investment Management
 Attn: Ellen Sazzman
100 "F" Street NE
Washington, D.C.   20549-4644

Re:  	Comments to Registration Statements on Form N-4
	Symetra Life Insurance Company ("Symetra")
	Symetra Separate Account C
	File Nos:  333-158141/811-08052

Dear Ms. Sazzman:

Symetra Life Insurance Company ("Symetra") is providing this response to the staff's July 29, 2009 telephonic comments to the above-referenced filing on Form N-4. Enclosed with this response is a redline prospectus showing only the changes made in response to the staff's July 29th comments. This responsive letter has been filed on EDGAR as correspondence for the above-referenced filing.

The following repeats the staff's comments and is followed by our response to those comments. Along with the changes made in response to staff comments, Symetra has also made other minor changes to the registration statement and those changes are also described in the applicable sections noted below.

1.	Outside Front Cover Page

	-	Symetra has changed the date for the prospectus and Statement
		of Additional Information to October 1, 2009. We believe this is sufficient time to resolve any comments with the staff as well as complete our independent auditor review and prepare the documents for filing and printing.

2.	Defined Terms (pp. 4-5)

	a.	Please make sure that the defined term "Accumulation Phase"
is capitalized throughout the document.

		-	Symetra  has capitalized the defined term "Accumulation
			Phase" throughout the document.


	b.	Please make sure the definition for "Surrender Value" includes any outstanding interest for outstanding loan balances.

		-	Symetra has added the term "Loan Amount" to the
			"Defined Terms" section. The definition of "Loan Amount" is the sum of the loan principal and any accrued interest charged at 5.5% minus any loan payments made. We have used the term "Loan Amount" in the definition of "Surrender Value" to clarify the impact of loans on the Surrender Value.

Symetra has also added the term "Contract Value" and "Loan Account"  to the
"Defined Terms" section.   Contract Value is defined as the sum of all
Participant Account Values held under a Contract. The definition of "Loan Account" is the sum of the loan principal and any accrued interest credited at 3.0%, minus any loan payments made. These new terms have been used throughout the prospectus where appropriate.

3.	Fee Table

	a.	In the general introductory language, please clarify how the fees will impact the Contract versus the Certificates.

		-	We have clarified in the introductory language that
			the fees are imposed on the Certificate level only. The Contractholder is not assessed any direct fees under the Contract and therefore, the Fee Table shows the fees and expenses incurred by a Participant when owning and surrendering a Certificate. The Contractholder is typically the employer retirement plan, and, therefore, on a group contract level, all fees and charges assessed against each Certificate will indirectly impact the entire Contract Value because the Contract Value is the sum of all Participant Account Values under a Contract. This is discussed in Section 1: The Group Annuity Contract.

	b.	Please clarify in an additional footnote that the surrender
charge will apply to partial withdrawals.

		-	We have added footnote 3 to clarify that the surrender
			charge will also apply to partial withdrawals.

	c.	Please clarify in an additional footnote that the withdrawal charge is in addition to any applicable surrender charge on partial withdrawals.

		-	 We have added footnote 5 to clarify that the
			withdrawal charge will apply in addition to any applicable surrender charge on partial withdrawals.

	d.	Please disclose how the Loan Interest Rate of 2.5% is
calculated. Please also disclose what the loan interest rate is a percentage of.

		-	We have added footnote 7 to clarify that the loan
			interest rate of 2.5% is the difference between the interest rate charged by Symetra on loans and the interest rate credited by Symetra on loans. We have also revised the disclosure of the net interest rate to clarify that the rate is 2.5% of the Loan Amount.

	e.	Please clarify the maximum Sub-account fund facilitation fee that may be charged.

		-	The maximum Sub-account fund facilitation fee that may
			be charged is 0.25% of the average daily net assets invested in the Vanguard Variable Insurance Funds. Participants who invest in both the Vanguard and Calvert portfolios would be assessed a Sub-account fund facilitation fee of 0.25% of the average daily net assets invested in the Vanguard Insurance Funds and 0.10% of the average daily net assets invested in the Calvert Variable Portfolios.

4.	Total Annual Portfolio Operating Expenses Table

	a.	Please provide updated fee tables for review and confirm
that the fees reflect any acquired fund fees.

		-	Symetra is still gathering the Portfolio Operating
			Expenses from the underlying Portfolios. We will update the fee table prior to filing a Pre-effective
			amendment.   For Portfolios that invest in shares of
			one or more acquired funds, the total annual operating expenses will include fees and expenses incurred indirectly by the Portfolio as a result of investment in shares of one or more acquired funds. This disclosure can be found in the introduction to the table titled Total Annual Portfolio Operating Expenses.

5.	The Group Annuity Contract

	a.	Please add the phrase "to the Participant" at the end of the last sentence of the section titled "Variations".

		-	Symetra has added the phrase "to the Participant"  to
			the "Variations" sub- section of Section 1: The Group
			Annuity Contract.

	b.	Please describe the relationship between the Contractholder
and Symetra. Please include a discussion of any contract level charges and include this information in the fee table as applicable.

		-	The Contract is an agreement between the Contractholder
			and Symetra Life. The Contractholder is the owner of the Contract and is typically the employer retirement plan. Under each Contract, Certificates are issued
			to Participants (or employees of the Contractholder). The discussion of the Contract and the relationship between the Contractholder and Symetra can be found
			on page 10 in the first five paragraphs of Section 1:
			The Group Annuity Contract. All fees and expenses are assessed against the Participant Accounts and will indirectly impact the entire Contract Value because
			the Contract Value is the sum of all Participant
			Account Values under a Contract.   Symetra has added
			the sixth paragraph under Section 1: The Group Annuity Contract to better describe the impact fees and expenses have on the Contract Value.

6.	Additional Purchase Payments

	a.	In the second paragraph under Additional Purchase Payments,
please clarify that the right to refuse Purchase Payments in excess of $1 million dollars is not based on total Purchase Payments made.

		-	Symetra has revised the language to clarify that the
			right to refuse Purchase Payments in excess of $1 million dollars is for any single Purchase Payment and
			not based on  total Purchase Payment amounts.   This
			disclosure can be found on page 11.

7.	Allocation of Purchase Payments

	a.	In the first paragraph, please clarify that the Participant
allocates Purchase Payments not money.

		-	Symetra has replaced the word "money" with the term
			"Purchase Payments" to clarify that a Participant can allocate Purchase Payments to any of the Investment Options available under the Contract. This disclosure can be found on page 11.

8.	Right to Examine

	a.	Please clarify that Symetra's Right to Examine provision is
		consistent with the Investment Company Act of 1940.

		-	After further review of the Right to Examine
			disclosure, Symetra has clarified its current disclosure, which we believe is consistent with state regulation and the 1940 Act.

9.	Fixed Payments

	a.	Please add disclosure regarding the assumed investment return as described under Item 8 of the Form N-4.

		-	Symetra reviewed Item 8 of the Form N-4 and has not
			made any changes to the Fixed Payments section. Because the contract offers only fixed annuity payments, there would be no "assumed investment return" to describe.

	b.	Please  clarify the Fixed Payments section to better describe how the fixed payment amount is determined.

		-	Symetra has clarified the disclosure regarding how the
			fixed payment amount is determined.   This disclosure
			can be found on page 13.

10.	Investment Options

	a.	Please add disclosure regarding the Sub-account fund
facilitation fee to the opening paragraphs of this section.

		-	Symetra has added disclosure regarding the Sub-account
			fund facilitation fee to the second paragraph of
			Section 4: Investment Options.     This disclosure can
			be found on page 14.

	b.	With respect to underlying funds that are fund-of-funds,
please disclose that funds offered in such a fund-of-funds structure may have higher expenses than funds invested directly in debt and equity securities.

		-	For the underlying funds that are fund-of-funds,
			Symetra has added the appropriate disclosure. Vanguard has advised Symetra that the statement that the Vanguard Portfolios are more costly than other portfolios is not necessary because of its fund-of-funds structure. Vanguard stated to Symetra that the fund-of-funds expenses represent the "acquired fund expenses" and that there is no additional direct expense from the portfolio itself. Vanguard also advised Symetra this approach was acceptable to its SEC reviewer, Christian Sandoe.

			Symetra is continuing to update the information regarding the Portfolios available under the Contract. Prior to filing a pre-effective amendment, Symetra will complete this table with information supplied by the Portfolio companies.

11.	Fixed Account

	a.	Please clarify the first  sentence of the fourth paragraph of this section.

		-	Symetra has clarified the first sentence of the
			fourth paragraph under Fixed Account. This disclosure can be found on page 21.

12.	Transfers Among Sub-Accounts and the Fixed Account

	a.	Please revise disclosure in the second paragraph to clarify
how the Fixed Account transfer limit of 20% is calculated.

		-	Symetra has provided an example of how the 20% limit is
			calculated for any transfer after the first transfer
			in a Certificate Year.    The example can be found on
			page 22.

13.	Scheduled Transfers

	a.	Please clarify whether scheduled transfers once stopped may
be restarted.

		-	Symetra added disclosure to the opening paragraph of
			Schedule Transfers on page 22 to clarify that if scheduled transfers are stopped, they may be started again by contacting Symetra.

	b.	Please revise the first sentence under the paragraph "Dollar
Cost Averaging" to clarify the phrase "cost per unit".

		-	Symetra has revised the first sentence under Dollar
			Cost Averaging to clarify that the dollar cost averaging strategy is designed to achieve a lower average cost per Accumulation Unit over time.

	c.	Please revise the discussion of the Fixed Account limitations as discussed in the Investment Option Rebalancing paragraph.

		-	After further review, Symetra has decided to exclude
			the Fixed Account as an option under Investment Option rebalancing. Therefore, we have also renamed the strategy "Sub-account rebalancing". We have added this disclosure to the Scheduled Transfers section on page 23.

14.	Charges and Expenses

	a.	Please disclose the maximum   Sub-account fund facilitation
fee that may be imposed on a Participant.

		-	The maximum Sub-account fund facilitation fee that may
			be charged is 0.25% of the average daily net assets invested in the Vanguard Variable Insurance Funds. Participants who invest in both the Vanguard and Calvert portfolios would be assessed a Sub-account fund facilitation fee of 0.25% of the average daily net assets invested in the Vanguard Insurance Funds and 0.10% of the average daily net assets invested in the Calvert Variable Portfolios.

	b.	Please clarify how the Annual Administration Maintenance Charge is deducted from a Participant Account Value.

		-	The annual administration charge is taken from the
			Sub-account with the highest balance at the time the charge is taken. If the balance in the Sub-account with the highest balance is insufficient to cover the charge, the remaining charge will be deducted from the Sub-accounts in hierarchical order from highest balance
			to lowest balance until the charge is covered.   If
			the balance in the Sub-accounts is insufficient to cover the charge, the full or remaining chare will
			be deducted from the Fixed Account.   We have clarified
			this disclosure.

	c.	Please clarify how the annual loan maintenance charge will be deducted.

		-	We have clarified that the annual loan maintenance
			charge will be taken from the Sub-account with the highest balance at the time the charge is deducted.
			If the balance in the Sub-account with the highest balance is insufficient to cover the charge, the remaining charge will be deducted from the Sub-accounts in hierarchical order from highest balance to lowest
			balance until the charge is covered.   If the balance
			in the Sub-accounts is insufficient to cover the charge, the full or remaining chare will be deducted from the Fixed Account.

	d.	Please clarify the disclosure regarding the interest rate
charged on loans and the interest rate credited to loaned amounts.

		-	Symetra has added disclosure to clarify that loans will
			be charged an annual rate of 5.5% of the Loan Amount and credited an annual rate of 3.0% of the Loan Account.

	e.	Please disclose what happens if a Participant does not make a scheduled loan payment.

		-	Loan repayments must be made in level amortized
			payments at least quarterly. If a loan payment is more than 90 days past due, the loan is in default. We have added disclosure regarding defaulted loans on page 28.

			After further review, Symetra has moved the discussion of loan payments including the newly added disclosure regarding loan default to Section 6: Access to your Money.

	f.	With respect to surrender charges please clarify if they apply to partial withdrawals.

		-	Symetra has added disclosure to the opening sentence
			of the surrender charge paragraph to clarify that surrender charges may apply to partial withdrawals. This disclosure can be found on page 25.

	g.	Please clarify how the surrender charge will be imposed and
deducted from partial withdrawals. The current disclosure under surrender charge is inconsistent with disclosure under the section Partial Withdrawals on page 28.

		-	The surrender charge on partial withdrawals will be
			deducted from the remaining Participant Account Value. We have revised the disclosure under the surrender charge section on page 26 to be consistent with the disclosure found under the section Partial Withdrawals on page 27-28.

	h.	Please clarify the disclosure that addresses when the surrender charge will be eliminated under certain circumstances, e.g., specify the types of withdrawals associated with the events described in the bullets.

		-	On page 26, Symetra has revised the disclosure for
			each bullet point to better describe the type of withdrawal associated with the event described.

	i.	With respect to the example shown for the free withdrawal
amount, please clarify that the second withdrawal of $560 will be free of a surrender charge not a withdrawal charge as currently described.

		-	Symetra has corrected the example on page 26 to
			disclose that the $560 withdrawal will be free of a surrender charge.

	j.	Please add the word "or" to the list of strategies in the second paragraph of the transfer charge section.

		-	Symetra has made this change on page 27.

	k.	Please clarify that the deduction of Premium Taxes is taken
from the Participant Account Value not the Certificate.

		-	Symetra has made this change on page 27.

	l.	Please disclose that  Symetra will only impose income or other taxes upon notice to Participants.

		-	Symetra has added this disclosure to page 27.

15.	Taxes

	a.	Please consider moving this disclosure to the end of the
document.

		-	Symetra has moved the Taxes section to be Section 9.
			Therefore all impacted sections have been renumbered.

16.	Surrendering Your Contract

	a.	Please clarify in the second to last sentence of this section that Participant Account Values will be distributed rather than Participant Accounts.

		-	Symetra has clarified this disclosure on page 28.

17.	Loans

	a.	Please disclose where appropriate that any outstanding loan
balance will include any accrued interest.

		-	As discussed under Comment 2, Symetra has added the
			term "Loan Amount" and "Loan Account" to the prospectus. Symetra has replaced where appropriate the term "outstanding loan balance" with Loan Amount throughout the prospectus and used the term "Loan Account" where appropriate.

	b.	Please consistently use the phrase "required minimum collateral balance" in this section.

		-	Symetra has made changes to consistently use the term
			"required minimum collateral balance" in the loan section.

18.	Repetitive Withdrawals

	a.	Please disclose in this section when a surrender charge will be imposed on repetitive withdrawals.

		-	Symetra has revised the disclosure under repetitive
			withdrawals on page 29 to clarify the charges applicable to repetitive withdrawals and under what circumstances these charges will be waived.

19.	Death Benefit

	a.	Please clarify what loan charges will impact the calculation of the guaranteed minimum death benefit calculation.

		-	Symetra has clarified the calculation of the guaranteed
			minimum death benefit and explained which loan charges will reduce the benefit. This disclosure can be found on page 30.

	b.	In Example Two under Death of Participant Prior to Annuity
Date, please clarify when the Participant Account Value is equal to $40,000. Is this calculation assumed to be at the time of death or after the withdrawal?

		-	On page 30, Symetra has clarified that the $40,000
			Participant Account Value is as of the date of death.

20.	Payment of Death Benefit

	a.	Please clarify in  the example on page 31 that the interest
rate applicable to the amount added to the death benefit will be based upon the Fidelity Money Market Portfolio.

		-	Symetra has clarified that we will add money plus
			interest credited at the Fidelity Money Market Portfolio rate to the death benefit as described in the example.

	b.	Please move the bolded sentence regarding the value of the
death benefit fluctuating with investment performance to another section to provide greater prominence to this disclosure.

		-	Symetra has moved the sentence regarding the value
			of the death benefit fluctuating with investment performance to the opening paragraph of the "Death of Participant Prior to Annuity Date" section on page 30.

21.	Limitation on Death Benefit

	a.	Please clarify that the limitation on death benefit is $1
million dollars if your death triggers a death benefit payment, rather than payment.

		-	Symetra has clarified this disclosure on page 32.

22.	Other Information

	a.	Please revise the paragraph on Symetra Life to describe the
entity change from Safeco Life Insurance Company to Symetra Life Insurance Company.

		-	In accordance with Item 5 (a) (ii) of Form N-4, we
			have disclosed the date of organization with the
			state of Washington and described that we were initially organized under the name Safeco Life
			Insurance Company.   On September 1, 2004, Safeco
			Life Insurance Company changed its name to Symetra Life Insurance Company. This was a name change only and not an entity change. Although under Item 17 (a) of Form N-4, we are no longer required to disclose our former name, we feel that including the name change disclosure helps clarify why we were organized under a different name. After review of the current disclosure in the paragraph titled Symetra Life, we have made no changes.

	b.	Please confirm to staff that the General Account disclosure
is accurate.

		-	Symetra confirms that the General Account disclosure
			found on page 34 is accurate.

	c.	Please explain the addition of the last paragraph under the
Distribution (Principal Underwriter) section regarding payments made to organizations and associations for endorsement of Symetra's products.

		-	Symetra added the last paragraph under the Distribution
			(Principal Underwriter) section as part of our response dated June 30, 2009. In an administrative oversight, Symetra did not discuss this addition in our responsive letter dated June 30, 2009. The discussion found on page 36 was added to provide disclosure regarding payments Symetra may make to organizations and associations for sponsorship or endorsement of our variable products. We compensate these entities in various ways, one of which is through a flat fee.

23.	Tandy Representation

	In connection with comments made by the Commission to the above referenced filing, Symetra Life Insurance Company on behalf of Symetra Separate Account C acknowledges that:

		-	The Separate Account is responsible for the adequacy
			and accuracy of the disclosures in the filings;

		-	The Staff's comments or suggested changes to the
			disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
		-	The Separate Account may not assert staff comments
			as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please contact me at (425) 256-5026 to discuss this response at your earliest convenience. Thank you in advance for your assistance in this matter.


Sincerely,

/s/ Jacqueline M. Veneziani

Jacqueline M. Veneziani
Senior Counsel
Symetra Life Insurance Company
Jacquie.veneziani@symetra.com
(425) 256-5026 Phone
(425) 256-6080 Fax

Enc.